SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: AMEREN CORPORATION, and its Subsidiaries File Nos. 70-10206, 70-10106, 70-10078, 70-10220, 70-10159	QUARTERLY CERTIFICATE PURSUANT TO RULE 24 UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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Ameren Corporation (“Ameren”), a registered holding company, on behalf of itself and its subsidiaries, hereby files this certificate pursuant to Rule 24 reporting on transactions authorized by the Commission by orders dated June 18, 2004 (Holding Co. Act Release No. 27860), January 29, 2003 (Holding Co. Act Release No. 27645), February 27, 2003 (Holding Co. Act Release No. 27655), September 27, 2004 (Holding Co. Act Release No. 27896), and December 18, 2003 (Holding Co. Act Release No. 27777). This certificate is filed with respect to transactions consummated during the quarter ended March 31, 2005.

A.     Financing by Ameren (File No. 70-10206 - Authorization Period through June 30, 2007):

1.	Sales of any Common Stock by Ameren (other than pursuant to Stock Plans) and the purchase price per share and the market price per share at the date of the agreement of sale.

No such sales occurred during the 1st quarter of 2005.

2.	The total number of shares of Common Stock issued or issuable under options, warrants or other stock-purchase rights granted during the quarter under Stock Plans.

Dividend Reinvestment and Stock Purchase Plan:	402,047
Employee Long-Term Savings Plan 148 (401(k)):	8,167
(Consisting of no original issue shares and
8,167 shares purchased on the open market)*
Employee Long-Term Savings Plan 702 (401(k))	14,536
(Consisting of 3,237 original issue shares and
11,299 shares purchased on the open market)
Savings Investment Plan	208,518
Long Term Incentive Plan (Restricted Common Stock)	152,116

Total	785,384

*This plan was merged into Ameren’s Savings Investment Plan effective March 15, 2005.

3.	If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror.

N/A

4.
The amount and terms of any Long-term Debt, Preferred Stock, Preferred Securities or Equity-linked Securities issued by Ameren, directly or indirectly through a Financing Subsidiary, during the quarter.

No such securities were issued during the 1st quarter of 2005.

5.	The amount and terms of any Short-term Debt issued directly or indirectly by Ameren during the quarter.

A.	Commercial paper issued during the 1st quarter of 2005.

	Type of	Amount	Term	Interest
Borrower	Borrowing	(millions)	(days)	Rate

AmerenUE	Commercial Paper	146.9	1	2.32%
AmerenUE	Commercial Paper	173.5	3	2.30%
AmerenUE	Commercial Paper	150.0	1	2.31%
AmerenUE	Commercial Paper	133.5	14	2.32%
AmerenUE	Commercial Paper	137.0	1	2.29%
AmerenUE	Commercial Paper	126.0	1	2.28%
AmerenUE	Commercial Paper	165.3	1	2.30%
AmerenUE	Commercial Paper	172.1	4	2.35%
AmerenUE	Commercial Paper	175.3	1	2.40%
AmerenUE	Commercial Paper	113.3	1	2.35%
AmerenUE	Commercial Paper	100.0	7	2.35%
AmerenUE	Commercial Paper	139.7	1	2.29%
AmerenUE	Commercial Paper	117.7	3	2.28%
AmerenUE	Commercial Paper	156.8	1	2.30%
AmerenUE	Commercial Paper	50.0	7	2.31%
AmerenUE	Commercial Paper	50.0	8	2.31%
AmerenUE	Commercial Paper	198.3	1	2.32%
AmerenUE	Commercial Paper	197.0	1	2.37%
AmerenUE	Commercial Paper	75.0	21	2.53%
AmerenUE	Commercial Paper	25.0	22	2.53%
AmerenUE	Commercial Paper	94.0	1	2.40%
AmerenUE	Commercial Paper	81.6	3	2.47%
AmerenUE	Commercial Paper	123.8	1	2.55%
AmerenUE	Commercial Paper	180.9	1	2.56%
AmerenUE	Commercial Paper	166.8	1	2.55%
AmerenUE	Commercial Paper	152.6	1	2.55%
AmerenUE	Commercial Paper	140.2	3	2.55%
AmerenUE	Commercial Paper	150.7	1	2.55%
AmerenUE	Commercial Paper	134.2	1	2.55%
AmerenUE	Commercial Paper	120.0	1	2.55%
AmerenUE	Commercial Paper	101.9	1	2.55%
AmerenUE	Commercial Paper	90.6	3	2.57%
AmerenUE	Commercial Paper	82.3	1	2.58%
AmerenUE	Commercial Paper	179.0	1	2.63%
AmerenUE	Commercial Paper	137.4	1	2.55%
AmerenUE	Commercial Paper	55.1	13	2.58%
AmerenUE	Commercial Paper	72.7	19	2.58%
AmerenUE	Commercial Paper	135.8	1	2.56%
AmerenUE	Commercial Paper	128.8	4	2.53%
AmerenUE	Commercial Paper	175.2	1	2.57%
AmerenUE	Commercial Paper	132.1	1	2.57%

AmerenUE	Commercial Paper	131.3	1	2.61%
AmerenUE	Commercial Paper	187.8	3	2.64%
AmerenUE	Commercial Paper	177.5	1	2.67%
AmerenUE	Commercial Paper	125.4	1	2.58%
AmerenUE	Commercial Paper	69.0	17	2.58%
AmerenUE	Commercial Paper	31.0	20	2.58%
AmerenUE	Commercial Paper	110.4	1	2.52%
AmerenUE	Commercial Paper	94.6	1	2.57%
AmerenUE	Commercial Paper	86.3	3	2.52%
AmerenUE	Commercial Paper	145.7	1	2.57%
AmerenUE	Commercial Paper	126.4	1	2.53%
AmerenUE	Commercial Paper	106.2	1	2.50%
AmerenUE	Commercial Paper	98.1	1	2.56%
AmerenUE	Commercial Paper	102.3	3	2.57%
AmerenUE	Commercial Paper	98.3	1	2.63%
AmerenUE	Commercial Paper	197.3	1	2.67%
AmerenUE	Commercial Paper	186.9	1	2.59%
AmerenUE	Commercial Paper	170.0	1	2.67%
AmerenUE	Commercial Paper	142.4	3	2.77%
AmerenUE	Commercial Paper	100.0	31	2.84%
AmerenUE	Commercial Paper	231.9	1	2.82%
AmerenUE	Commercial Paper	163.6	1	2.76%
AmerenUE	Commercial Paper	220.6	4	2.77%
AmerenUE	Commercial Paper	195.9	1	2.89%
AmerenUE	Commercial Paper	201.7	1	2.87%
AmerenUE	Commercial Paper	189.9	1	2.86%
AmerenUE	Commercial Paper	285.0	1	2.95%

B.	There were no bank loans during the 1st quarter of 2005.

  Maximum indebtedness at any one time: $402.7 million.

6.	A description of the amount, terms and purpose of any Guarantee issued during the quarter by Ameren and the name of the Subsidiary benefiting from such Guarantee.

Parent	Subsidiary	Amount	Terms	Purpose
Ameren Corp.	Ameren Energy Marketing	$ 1,000,000	01/12/05-12/31/05	Credit Support
Ameren Corp.	AmerenIP	$ 500,000	02/24/05-12/31/05	Credit Support
Ameren Corp.	AmerenIP	$ 4,000,000	02/03/05-12/31/05	Credit Support
Ameren Corp.	AmerenIP	$ 3,000,000	03/15/05-12/31/05	Credit Support
Ameren Corp.	Ameren Energy Fuels & Services	$ 6,000,000	02/03/05-02/28/05	Credit Support
Ameren Corp.	Ameren Energy Marketing	$ 1,000,000	01/12/05-12/31/05	Credit Support
Ameren Corp.	AmerenIP	$ 3,000,000	01/24/05-05/31/05	Credit Support
Ameren Corp.	Ameren Energy Marketing	$ 3,000,000	01/11/05-12/31/06	Credit Support
Ameren Corp.	Ameren Energy Marketing	$ 2,000,000	01/28/05-12/31/05	Credit Support
Ameren Corp.	AmerenUE, AmerenCIPS, AmerenCILCO, AmerenIP, Ameren Energy, Inc. and Ameren Energy Marketing	$50,000,000	02/23/05-	Credit Support
Ameren Corp.	AERG	$ 2,000,000	01/19/05-12/31/05	Credit Support
Ameren Corp.	Ameren Energy Marketing and AERG	$ 3,000,000	01/11/05-12/31/05	Credit Support
Ameren Corp.	AmerenIP	$ 250,000	01/12/05-12/31/05	Credit Support
Ameren Corp.	AmerenIP	$ 5,000,000	03/18/05-09/30/05	Credit Support
Ameren Corp.	Ameren Energy Marketing and CILCORP Energy Services, Inc.	$ 2,000,000	03/15/05-04/30/05	Credit Support

7.	The name and amount invested by Ameren, AmerenUE and AmerenCIPS in any Financing Subsidiary during the quarter.

N/A

8.	The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into by Ameren during the quarter and the identity of the parties to such instruments.

Ameren entered into the following interest rate hedge transactions during the first quarter of 2005, effectively hedging the treasury component of its February 2005 remarketing of senior notes. The senior notes were a component of Ameren’s outstanding 9.75% Adjustable Conversion-Rate Equity Security Units (ACES).

DATE	COUNTERPARTY	NOTIONAL ($MM)	LOCKED-IN RATE
01/31/05	JPMorgan	$100.00	3.3180%
02/01/05	JPMorgan	$50.00	3.2840%
02/02/05	Goldman Sachs	$50.00	3.3070%
02/03/05	Goldman Sachs	$45.00	3.3460%
		$245.00	3.3140%

9.	Consolidated balance sheet of Ameren, AmerenUE and AmerenCIPS as of the end of the calendar quarter.

Incorporated by reference to combined Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 in File Nos. 1-14756 (Ameren), 1-2967 (AmerenUE) and 1-3672 (AmerenCIPS).

B.     Financing by CILCORP and Utility Subsidiaries (File Nos. 70-10106, 70-10078 - Authorization Period through  March 31, 2006):

1.	The type of long-term securities (e.g., common stock, long-term debt, preferred securities, etc.) issued by CILCORP or AERG during the quarter and the amount of consideration received.

No such securities were issued during the 1st quarter of 2005.

2.	The principal terms (e.g., interest rate, maturity, dividend rate, sinking fund provisions, etc.) of any long-term securities issued by CILCORP or AERG during the quarter.

N/A

3.	The amount and terms of any Short-term Debt issued by CILCORP, AmerenUE, AmerenCIPS, AmerenCILCO or AERG (other than to evidence Money Pool borrowings) during the quarter.

N/A

4.
If payment of any debt securities may be accelerated by the holders thereof by reason of a default by any associate company of the issuer under any obligation of such associate company (i.e., a cross default), the identity of such associate company and the nature of obligation of the associate company to which the cross default relates.

There exists a cross default provision in the indenture relating to CILCORP’s 8.70% and 9.375% senior unsecured notes, whereby an event of default would be triggered if there is a default in the payment of the principal under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for borrowed money of any significant subsidiary. Default must be for an aggregate amount exceeding $25 million. This would apply to any outstanding short-term or long-term AmerenCILCO indebtedness, including funded bank loans.

5.	The amount and purpose of any Guarantee issued by CILCORP.

N/A

6.
The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter by CILCORP, AmerenUE, AmerenCIPS, AmerenCILCO or AERG and the identity of the parties to such instruments.

        No such agreements were entered into during the 1st quarter of 2005.

7.
With respect to each Financing Subsidiary that has been formed by CILCORP, AmerenCILCO or AERG, a representation that the financial statements of the parent company of the Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each such entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent company in such Financing Subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the form of organization (e.g., corporation, limited partnership, trust, etc.) of such Financing Subsidiary; (v) the percentage owned by the parent company; and (vi) if any equity interests in the Financing Subsidiary are sold in a non-public offering, the identity of the purchasers.

        N/A

8.
Consolidated balance sheets of AmerenUE, AmerenCIPS, CILCORP, AmerenCILCO and AERG as of the end of the calendar quarter, which may be incorporated by reference to filings, if any, by such companies under the Securities Act of 1933 or Securities Exchange Act of 1934.

With the exception of AERG, incorporated by reference to combined Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 in File Nos. 1-2967 (AmerenUE), 1-3672 (AmerenCIPS), 2-95569 (CILCORP), and 1-2732 (AmerenCILCO). AERG’s balance sheet to be filed confidentially under Rule 104 as Exhibit 1.0.

9.	Information on each sale or other disposition of a Non-Retainable Interest during the calendar quarter.

N/A

C.	Financing and Other Transactions by AmerenIP (File No. 70-10220 - Authorization Period through June 30, 2007):

1.
The principal amount, type (e.g., commercial paper, bank notes, etc.) and material terms (e.g., interest rate and maturity) of any Short-term Debt issued by AmerenIP to lenders other than Ameren and the principal amount outstanding at the end of the reporting period.

N/A

2.	The principal amount and material terms (e.g., interest rate and maturity) of any short-term note issued by AmerenIP to Ameren.

        N/A

3.
The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into by AmerenIP during the quarter and the identity of the parties to such instruments (or the exchange in the case of an exchange-traded futures contract) which also shall separately show the outstanding amount of Interest Rate Hedges or Anticipatory Hedges at the end of the reporting period.

No such agreements were entered into during the 1st quarter of 2005.

4.
With respect to each Financing Subsidiary that has been formed, a representation that the financial statements of AmerenIP shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each such entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by AmerenIP in such Financing Subsidiary; and (iii) the amount and terms of any securities issued by any Financing Subsidiary during the reporting period which shall also separately show the outstanding balance of all securities issued by such Financing Subsidiaries during the Authorization Period.

N/A

5.
If any Financing Subsidiaries are “Variable Interest Entities” (“VIEs”), as that term is used in FASB Interpretation 46R, “Consolidation of Variable Interest Entities,” a description of any financing transactions conducted during the reporting period that were used to fund such VIEs, and, if any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

        N/A

6.
Amount and description of long-term debt securities and/or shares of preferred stock of AmerenIP or any subsidiary of AmerenIP purchased by Ameren during the reporting period from unaffiliated third parties, the amounts (including premiums, if any) paid for such securities, and the aggregate amounts of such securities purchased during the Authorization Period.

No such purchases were made during the 1st quarter of 2005.

7.
The consolidated balance sheet of AmerenIP as of the end of the calendar quarter, which may be incorporated by reference to annual, quarterly and other reports filed by AmerenIP under the Securities Act of 1933 or Securities Exchange Act of 1934.

Incorporated by reference to Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 in File No. 1-3004.

D.     Money Pool Transactions (File Nos. 70-10106 - Authorization Period through March 31, 2006):

       1.  The maximum outstanding amount of all borrowings from and loans to the Utility Money Pool by each Utility Money Pool participant during the quarter, and the rate or range of rates charged on Utility Money Pool borrowings and paid on Utility Money Pool investments during the quarter.

Maximum contribution/investment for AmerenCIPS - $0.0 million
Maximum contribution/investment for AmerenUE - $0.0 million
Maximum contribution/investment for AmerenCILCO - $0.0 million

Maximum contribution/investment for AmerenIP - $207.4 million
Maximum contribution/investment for AERG (lender only)  - $0.0 million
Maximum contribution/investment for Ameren Corporation (lender only) - $203.9 million

Maximum borrowing for Ameren Services - $111.9 million
Maximum borrowing for AmerenCIPS - $67.5 million
Maximum borrowing for AmerenUE - $95.0 million
Maximum borrowing for AmerenCILCO - $164.2 million
Maximum borrowing for AmerenIP - $0.0 million

Average interest rate for the Utility Money Pool for the quarter: 2.50%

      2.   The maximum outstanding amount of all borrowings from and loans to the Non-Regulated Subsidiary Money Pool by each Non-Regulated Subsidiary Money Pool participant during the quarter, and the  rate or range of rates charged on Non-Regulated Subsidiary Money Pool borrowings and paid on Non-Regulated
        Subsidiary Money Pool investments during the quarter.

Maximum contribution/investment for CILCORP Ventures Inc. - $4.8 million
Maximum contribution/investment for Union Electric Development Co - $1.4 million
Maximum contribution/investment for CILCORP Energy Services - $0.5 million
Maximum contribution/investment for Ameren Energy Marketing Co. - $3.6 million
Maximum contribution/investment for Ameren Corporation - $337.4 million

Maximum borrowing for Ameren Development Co - $1.6 million
Maximum borrowing for Ameren Energy Communications - $31.8 million
Maximum borrowing for Ameren Energy Development - $25.9 million
Maximum borrowing for Ameren Energy Generating - $143.5 million
Maximum borrowing for Ameren Energy Marketing - $41.1 million
Maximum borrowing for Ameren Energy Resources - $8.8 million
Maximum borrowing for Ameren Energy Fuels & Services - $26.7 million
Maximum borrowing for Ameren Energy - $11.4 million
Maximum borrowing for AERG - $26.3 million
Maximum borrowing for CILCORP Energy Services - $3.0 million
Maximum borrowing for CIPSCO Investment Co. - $2.4 million
Maximum borrowing for CILCORP Investment Management - $2.1 million
Maximum borrowing for Ameren ERC - $18.3 million
Maximum borrowing for Illinois Materials Supply Co. - $5.3 million
Maximum borrowing for Medina Valley - $34.2 million

Average interest rate for the Non-Regulated Subsidiary Money Pool for the quarter: 8.24%

E.     Other Transactions Involving Ameren’s Non-Utility Subsidiaries (File No. 70-10159 - Authorization Period  through December 31, 2006):

1.	A copy of the balance sheet and income statement for Ameren and its consolidated subsidiaries.

Refer to Item A.9.

2.	The amount and type of investment in any Special Purpose Subsidiary during the quarter and a description of the business(es) of any such Special Purpose Subsidiary.

N/A

3.	The amounts and form of any guarantee or other form of credit support provided by any Non-Utility Subsidiary for the benefit of any other direct or indirect Non-Utility Subsidiary of Ameren.

        N/A

4.
An organizational chart showing, as of the end of such quarterly period, all associate companies of Ameren that identifies the type of each Non-Utility Subsidiary (e.g., EWG, FUCO or ETC, Rule 58 Subsidiary, Intermediate Subsidiary, Financing Subsidiary, Special Purpose Subsidiary) and Ameren’s percentage equity ownership in each such Non-Utility Subsidiary.

        Organizational chart to be filed in paper format as Exhibit 2.0 under Form SE.

5.
A narrative description of Development Activities during the quarter, the dollar amount expended on Development Activities, and the type of potential investment (e.g., EWG, Rule 58 Subsidiary, etc.) in respect of which such expenditures were made.

        N/A

6.	A description of non-utility business activities conducted by Non-Utility Subsidiaries (other than any Exempt Subsidiary) outside the United States.

        N/A

7.
A description of the type and location of any Energy-Related Assets (or of the equity securities of any company owning such Energy-Related Assets) acquired or constructed during the quarter and the aggregate amount of expenditures thereon during the quarter.

        N/A

8.	The notional amount, identity of counterparty, and principal terms of any Anticipatory Hedge entered into by a Non-Utility Subsidiary during the quarter.

        No such agreements were entered into during the 1st quarter of 2005.

9.
With respect to any dividends paid by any Non-Utility Subsidiary out of capital or unearned surplus during the quarter, the date and amount thereof and the name of the entity to which such dividends were paid.

On March 31, 2005, a dividend in the amount of $29.6 million was paid out of capital from CILCORP Inc. to Ameren Corporation.

10.	A brief description of any internal reorganization of Non-Utility Subsidiaries completed during the quarter and the purpose thereof.

N/A

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Date: May 27, 2005	AMEREN CORPORATION

	By:	/s/ Jerre E. Birdsong
Jerre E. Birdsong
Vice President and Treasurer

Exhibit 3.0

CERTIFICATE

I certify that a copy of the foregoing was mailed via first class U.S. mail on this 27th of May, 2005 to Ameren Corporation's interested state commissions whose names and addresses are listed below.

Mr. Robert Schallenberg
Director - Utility Services Division
Missouri Public Service Commission
P.O. Box 360
Jefferson City, MO 65102

Ms. Mary Selvaggio, Director
Financial Accounting Division
Illinois Commerce Commission
527 East Capitol Avenue
Springfield, IL 62701

Mr. Alan S. Pregozen
CFA Finance Department
Financial Analysis Division
Illinois Commerce Commission
527 East Capitol Avenue
Springfield, IL 62701

May 27, 2005	AMEREN CORPORATION

	By:	/s/ Ronald K. Evans
Ronald K. Evans
Deputy General Counsel Ameren Services Company 1901 Chouteau Avenue P.O. Box 66149 (M/C 1310) St. Louis, Missouri 63166-6149 (314) 554-2156 (314) 554-4014 (fax)